SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systèmes S.A. is furnishing under cover of Form 6-K a press release dated February 20, 2006, announcing a new SIMULIA partner program.

Dassault Systèmes Announces New
SIMULIA Partner Program

SIMULIA ecosystem unites CAA V5 and ABAQUS alliance programs

Cambridge, Mass., February 20, 2005 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced the creation of the SIMULIA Partner Program.

SIMULIA is the Dassault Systèmes open multi-physics platform that supports realistic simulation for a wide range of industries. By significantly reducing the need for the physical testing of products, SIMULIA accelerates innovation and reduces the cost of ownership for realistic simulation, optimizing quality and performance.

The new SIMULIA Partner Program unites simulation partners from the ABAQUS Alliance Program with Dassault Systèmes’ Component Application Architecture (CAA V5) community. This partner ecosystem supports the development of the broadest range of interoperable solutions for virtual testing in a wider range of industries than DS’ traditional markets.

“The SIMULIA Partner Program leverages the synergy of the current CAA V5 and ABAQUS alliance programs, enabling our partners to develop integrated solutions that meet the increasing customer demand for unified simulation,” said Mark Goldstein, CEO of SIMULIA. “Our customers will gain productivity and competitive benefits from leveraging the most comprehensive set of interoperable virtual testing products.”

SIMULIA, launched by Dassault Systèmes simultaneously with the DS acquisition of ABAQUS in October 2005, provides an open platform for enabling the integration of all types of simulation applications. Partners and customers who adopt the open SIMULIA platform will benefit from enhanced collaboration, interoperability, and standards compliancy among leading-edge simulation technologies. SIMULIA is a key component in Dassault Systèmes’ larger strategy for a unified, collaborative 3D environment for design, experimentation, simulation, production & automation.

Dassault Systèmes’ CAA V5 Partners, developers of more than 360 complimentary PLM applications, will converge at DEVCON, June 27-28 in Paris, France. DEVCON will be the first venue for SIMULIA partners to meet, share their experiences, and learn more about the future possibilities of the SIMULIA platform.

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About SIMULIA
In 2005 Dassault Systèmes announced SIMULIA, the brand that encompasses all DS simulation solutions, including ABAQUS and CATIA analysis applications. SIMULIA is the open platform for multi-physics simulation that can be used by our partners and customers not only for automotive, aerospace, general machinery, and consumer products, but also by industries facing complex simulation challenges, such as the biomedical, molecular sciences, geophysics, pharmaceuticals and electronics businesses. By building on established technology, respected quality, and superior customer service, SIMULIA makes virtual testing an integral business practice that enables engineers and scientists to improve product performance, eliminate physical prototypes, and drive innovation. To find out more, visit www.simulia.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA®, DS’ open platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts: Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com
Frédérique Moureton (EMEA) +33 1 40 99 68 80 frederique_moureton@ds-fr.com
Mikiko Igarashi (AP) +81-3-5442-4138 mikiko igarashi@ds-ip.com
Nelly Dimey or Pierre Mas (Financial Dynamics) +33 1 47 03 68 10 Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: February 21, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration